Exhibit 1

US Bond Issue

B.A.T Capital Corporation announces that it has successfully priced a US dollar denominated issue of notes (the “Notes"), raising proceeds of approximately $17.25 billion.  The Notes will be issued by B.A.T Capital Corporation and guaranteed by British American Tobacco p.l.c., British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and Reynolds American Inc. pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"), in eight tranches:

$2,250,000,000 2.297 per cent Notes due 2020;

$2,250,000,000 2.764 per cent Notes due 2022;

$2,500,000,000 3.222 per cent Notes due 2024;

$3,500,000,000 3.557 per cent Notes due 2027;

$2,500,000,000 4.390 per cent Notes due 2037;

$2,500,000,000 4.540 per cent Notes due 2047;

$1,000,000,000 Floating Rate Notes due 2020; and

$750,000,000 Floating Rate Notes due 2022.

It is expected that the net proceeds of the offering will be used to repay a portion of the amounts outstanding under the acquisition facility borrowed in relation to the merger of the British American Tobacco group and Reynolds American Inc., to pay merger related fees and expenses, and for general corporate purposes, which may include the repayment of certain outstanding debt. The issue is scheduled to close on 15 August 2017, subject to customary conditions.

It is expected that listing particulars in respect of the Notes will shortly be filed with the UK Listing Authority.

The Notes have not been registered under the Securities Act, or under the securities legislation of any states of the United States, and may not be offered or sold in the United States, absent registration or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This announcement does not constitute or form part of any offer or any solicitation to purchase nor shall it, or the fact of its distribution, form the basis of, or be relied on in any purchase. This announcement and any subsequent offer of securities may be restricted by law in certain jurisdictions and persons receiving this announcement or any subsequent offer should inform themselves about and observe any such restriction. Failure to comply with such restrictions may violate securities laws of any such jurisdiction.

Enquiries

Investor Relations
Mike Nightingale/Rachael Brierley/Sabina Marshman
+44 (0)20 7845 1180/1519/1781

British American Tobacco Press Office
+44 (0)20 7845 2888 (24 hours)│@BATPress

British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG

09 August 2017